Via Facsimile and U.S. Mail
Mail Stop 6010

April 13, 2009

Steven C. Straus
Chief Executive Officer
LCA-Vision Inc.
7840 Montgomery Road
Cincinnati, OH 45236

      Re: LCA-Vision, Inc.
              Preliminary Proxy Statement on Schedule 14A
              Filed April 3, 2009
              File No. 000-27610

Dear Mr. Straus:

      We have completed our review of the above listed filing and have no further comments at this time.

              Sincerely,

              Jeff Riedler
              Assistant Director